Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement

Contents of Submission:

1) Copy of the Great American Insurance Company Investment Company Bond ("Bond") received on January 24, 2018 as required by Rule 17g-1 (g) (1) (ii) (a);*

2) Copy of the AIG National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond ("Bond") received on January 31, 2018 as required by Rule 17g-1 (g) (1) (ii) (a);*

3) Copy of the resolutions of a majority of the Federated Funds' Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1 (g) (1) (ii) (b);*

4) Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1 (g) (1) (ii) (c);

5) As required by Rule 17g-1 (g) (1) (ii) (d), the period for which premiums have been paid as related to the above-referenced bonds is October 1, 2017 to October 1, 2018; and

6) Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1 (g) (1) (ii) (e).

*Incorporated by reference to the Federated Funds Fidelity Bond filing submitted on February 1, 2018.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
September 30, 2018

Fund	Monthly Average Net Assets	Gross Assets (Assets & Liabilities*)	Required Coverage by Investment Co.	Total ANA by Investment Co.
Federated Adjustable Rate Securities Fund				
FARSF	$155,879,193			
		$159,608,776	$600,000	$156,479,193
Federated Core Trust				
HYCORE	$1,772,601,341			
BLCORE	$988,558,280			
EMCOR	$823,525,766			
MBCORE	$2,412,130,714			
		$6,121,036,423	$2,500,000	$6,001,016,101
MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds				
Federated Core Trust III				
FPTFF	$600,809,473			
		$613,743,662	$900,000	$601,709,473
Federated Equity Funds				
FKLCF	$3,517,210,351			
FMMGF	$477,791,747			
FKAUF	$6,654,684,311			
FKSCF	$1,742,111,160			
FISVF	$534,093,347			
FCSVF	$514,244,902			
FPBF	$155,837,428			
FGSVD	$1,676,430			
FSVF	$10,927,409,833			
FARF	$85,993,287			
		$25,116,023,851	$2,500,000	$24,623,552,795
Federated Equity Income Fund, Inc.				
FEIF	$1,085,973,553			
		$1,108,968,024	$1,250,000	$1,087,223,553
Federated Fixed Income Securities, Inc.				
FMUSF	$2,352,135,002			
SIF	$633,195,376			
		$3,047,688,986	$2,100,000	$2,987,930,378
Federated Government Income Securities, Inc.				
GISI	$148,401,776			
		$151,905,312	$600,000	$148,926,776
Federated High Income Bond Fund, Inc.				
FHIBF	$673,031,222			
		$687,409,846	$900,000	$673,931,222
Federated High Yield Trust				
FHYT	$839,902,516			
FEAF	$2,652,043			
		$860,553,150	$1,000,000	$843,679,558
Federated Income Securities Trust				
FRRBF	$40,018,771			
FCIF	$1,501,383,688			
FUSG	$238,665,686			
FMSAF	$1,706,117,657			
FRSIF	$1,153,681,936			
FICBF	$132,345,721			
FSTIF	$1,306,548,662			
		$6,207,451,864	$2,500,000	$6,085,737,122

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

Federated Government Income Trust				
FGIT	$299,518,015			
		$306,273,376	$750,000	$300,268,015
Federated Index Trust				
MDCF	$721,876,977			
MXCF	$357,990,521			
		$1,103,147,847	$1,250,000	$1,081,517,497
Federated Institutional Trust				
FIHYBF	$6,762,023,497			
FGUSF	$791,426,789			
FSITRB	$341,226,920			
		$8,056,905,750	$2,500,000	$7,898,927,206
Federated Insurance Series				
IFHIBF	$167,632,713			
IFKAUF	$183,384,538			
IFGMF	$98,436,440			
IFQBF	$187,078,848			
IFMVF	$776,024,413			
IFUSG	$122,428,408			
		$1,569,535,566	$1,500,000	$1,538,760,359
Federated International Series Inc.				
FGTRB	$52,013,533			
		$53,461,803	$400,000	$52,413,533
Federated Investment Series Fund, Inc.				
FBF	$1,170,162,618			
		$1,194,840,870	$1,250,000	$1,171,412,618
Federated Managed Pool Series				
FMSP	$95,729,421			
FIBSP	$18,004,148			
FHYSP	$41,092,755			
FIDSP	$92,588,596			
FCP	$86,388,122			
		$342,442,602	$750,000	$335,728,041
Federated MDT Series				
FMACC	$231,163,556			
FMBAL	$162,055,756			
FMLCG	$110,358,297			
FMSCC	$960,268,579			
FMSCG	$668,075,051			
		$2,178,257,164	$1,700,000	$2,135,546,239
Federated Municipal Bond Fund, Inc.				
FMBDF	$329,369,819			
		$336,722,216	$750,000	$330,119,819
Federated Municipal Securities Income Trust				
FMHYAF	$618,016,896			
MIIMT	$86,865,809			
OHMIF	$143,743,559			
PAMIF	$161,101,189			
		$1,032,446,501	$1,250,000	$1,012,202,452
Federated Project and Trade Finance Tender Fund				
FPTFT	$50,570,747			
		$51,990,162	$400,000	$50,970,747
Federated Premier Municipal Income Fund				
FPMIF	$281,500,000			
		$287,895,000	$750,000	$282,250,000

***ANA multiplied by 102% to approximate gross assets.** Liabilities are generally 2% of gross assets.

Federated-Short Intermediate Duration Municipal Trust				
FSIDMT	$835,031,378			
		$852,752,006	$1,000,000	$836,031,378
Federated Global Allocation Fund				
FGALF	$397,403,631			
		$406,116,704	$750,000	$398,153,631
Federated MDT Large Cap Value Fund				
FMLVF	$1,295,756,089			
		$1,322,946,211	$1,250,000	$1,297,006,089
Federated Total Return Government Bond Fund				
FTRGBF	$246,209,650			
		$251,745,843	$750,000	$246,809,650
Federated Total Return Series, Inc.				
FMF	$97,823,278			
FTRBF	$7,848,362,869			
FUSBF	$3,570,081,374			
		$11,751,947,871	$2,500,000	$11,521,517,521
Federated U.S. Government Securities Fund: 1-3 Years				
GOV1-3	$142,472,231			
		$145,857,176	$525,000	$142,997,231
Federated U.S. Government Securities Fund: 2-5 Years				
GOV2-5	$270,075,730			
		$276,242,245	$750,000	$270,825,730
Federated World Investment Series, Inc.				
FILF	$1,847,869,301			
FEMDF	$44,984,510			
FISCF	$140,170,877			
		$2,076,107,682	$1,700,000	$2,035,399,689
Intermediate Municipal Trust				
IMT	$73,562,807			
		$75,442,064	$450,000	$73,962,807
Money Market Obligations Trust				
CMCT	$671,077,016			
FCRF	$4,190,496,974			
FGRF	$8,415,732,258			
FP60F	$2,228,829			
FTFT	$943,621,243			
GAMCT	$189,637,309			
GOF	$68,269,253,286			
GOTMF	$5,650,475,008			
MAMCT	$62,189,925			
MMM	$49,978,789			
MOF	$2,687,343,546			
NYMCT	$268,435,512			
PAMCT	$82,005,266			
PCOF	$11,714,323,605			
POF	$12,225,395,639			
PVOF	$7,466,512,588			
TFOF	$3,447,293,535			
TOF	$32,922,896,271			
TTO	$1,407,218,261			
USTCR	$18,722,981,865			
VAMCT	$171,578,674			
		$183,185,446,906	$2,500,000	$179,593,575,398
TOTALS:	255,717,206,821.18	$260,932,913,458	$40,275,000	255,816,581,821.18

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

COVERAGE FOR FEDERATED FUNDS
Current Coverage:
$45,000,000
Coverage Cushion: 10.50%
$4,725,000

*ANA multiplied by 102% to approximate gross assets. Liabilities are generally 2% of gross assets.

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW
September 30, 2018

Note: The following funds are not required to maintain Fidelity Bond coverage under Reg. 270.17g-1.

CPF	Capital Preservation Fund

Federated International Funds PLC

FHIAF	Federated High Income Advantage Fund
FSTGF	Federated Short-Term U.S. Government Securities Fund
FSTPF	Federated Short-Term U.S. Prime Fund
FSTTF	Federated Short-Term U.S. Treasury Securities Fund
FUSTR	Federated U.S. Total Return Bond Fund
FSVEF	Federated Strategic Value Equity Fund
FMDTAC	Federated MDT All-Cap U.S. Stock Fund

The LVM Funds, dba: Federated Unit Trust

LVMEA	Europa-Aktien
LVMPF	ProFutur
LVMER	Euro-Renten
LVMIR	Inter-Renten
LVMIA	Inter-Aktein
LVMEK	Euro-Kurzlaufer
LVMPB	ProBasis

TexPool Separate Account (TXPOOL)
TexPool Prime Separate Account (TXPRIM)

Federated CBO, Ltd. II (Durbiano/Delserone) (FCBOII)

Florida Local Government Investment Pool A Separate Account (LGIPA)

Fort Duquesne CDO 2006, Ltd. (Bauer)

Federated InterContinental Collective Fund (CFFICF)

Federated Prime Cash Collective Investment Fund (PCCIF)

Federated Prime Private Liquidity Fund (FPPLF)

Institutional Fixed Income Fund (IFIF)

International Strategic Value Dividend SMA Agrt. (ISVD)

Global Strategic Value Dividend SMA Agrt.

Federated Clover Non-Registered Funds
    Clover Capital Multi Cap Value Equity Common Fund, LLC
    Clover Capital Mid Cap Value Equity Common Fund, LLC
    Clover Capital Enhanced Small Cap Value Equity Common Fund, LLC
    Clover Capital Core Fixed Income Common Fund, LLC
    Clover Capital Multi Cap Value Equity Fund Group Trust
    Clover Capital Core Fixed Income Fund Group Trust
    Clover Absolute Return Fund, LLC
    Clover MicroMax Fund, LLC
    Clover Focus Series: Income Plus Fund, L.P.

Federated MDTA LLC - Non-Registered Funds
    Optimum Q - Market Neutral LLC

Federated MDT All Cap Core Collective Fund (CFMACC)

Federated Cash Management Funds
  FSSPF   Federated Short-Term Sterling Prime Fund
  FSCPF   Federated Sterling Cash Plus Fund
  FPRUP   Federated US Dollar Cash Plus Fund
  FPREP   Federated Euro Cash Plus Fund
  FPRSB   Federated Sterling Short Duration Bond Fund
  FPRUB   Federated US Dollar Short Duration Bond Fund
  FPREB   Federated Euro Short Duration Bond Fund

FSTDDF   Federated Short-Term Daily U.S. Dollar Fund, LTD

Massachusetts Government Funds
  MACP   MMDT Cash Portfolio
  MAST   MMDT Short Term Bond Portfolio

Note: The following maintain their own Fidelity Bond coverage.
    U.S. Trust Company of New York/Excelsior Funds

JOINT INSUREDS AGREEMENT

Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.; Federated Core Trust III; Federated Enhanced Treasury Income Fund; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and Bond Fund; Federated MDT Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the "Parties") do hereby enter into this Agreement to be effective October 1, 2010, and agree as follows:

W I T N E S E T H :

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA, Chartis and Westchester Fire Insurance Co. (ACE USA), which the parties have approved in form and amount (hereinafter referred to as "the Bond");

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   In the event recovery is received under the Bond as a result of a loss sustained by any

registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2.   Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3.   This Agreement may be amended or modified by a written agreement executed by the Parties.

4.   This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5.   This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Cash Trust Series, Inc.
Cash Trust Series II
Edward Jones Money Market Fund
Federated Adjustable Rate Securities Fund
Federated Core Trust
Federated Core Trust II, L.P.
Federated Core Trust III
Federated Enhanced Treasury Income Fund
Federated Equity Funds
Federated Equity Income Fund, Inc.
Federated Fixed Income Securities, Inc.
Federated GNMA Trust
Federated Government Income Securities, Inc.
Federated High Income Bond Fund, Inc.
Federated High Yield Trust
Federated Income Securities Trust
Federated Income Trust
Federated Index Trust
Federated Institutional Trust
Federated Insurance Series
Federated Intermediate Government Fund, Inc.
Federated International Series, Inc.
Federated Investment Series Funds, Inc.
Federated Managed Allocation Portfolios
Federated Managed Pool Series
Federated MDT Series
Federated Municipal Securities Fund, Inc.
Federated Municipal Securities Income Trust
Federated Premier Intermediate Municipal Income Fund
Federated Premier Municipal Income Fund
Federated Short-Intermediate Duration Municipal Trust
Federated Stock and Bond Fund
Federated MDT Stock Trust
Federated Total Return Series, Inc.
Federated Total Return Government Bond Fund
Federated U.S. Government Bond Fund
Federated U.S. Government Securities Fund: 1-3 Years
Federated U.S. Government Securities Fund: 2-5 Years
Federated World Investment Series, Inc.
Intermediate Municipal Trust
Money Market Obligations Trust

/s/ John W. McGonigle
John W. McGonigle, Secretary


Federated Joint Insured's Agreement
Amendment #1
Dated <u>January 31, 2011</u>


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
CHANGE Federated Stock & Bond Fund to Federated Asset Allocation Fund	1/31/2011


<u>   /s/ John W. McGonigle   </u>
John W. McGonigle, Secretary



Federated Joint Insured's Agreement
Amendment #2
Dated <u>February 10, 2012</u>


The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Federated Managed Allocation Portfolios	11/18/2011


<u>   /s/ John W. McGonigle   </u>
John W. McGonigle, Secretary


Federated Joint Insured's Agreement
Amendment #3
Dated <u>August 24, 2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
DELETE Federated U.S. Government Bond Fund	8/24/2012

<u>   /s/John W. McGonigle   </u>
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #4
Dated <u>12/12/2012</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
CHANGE Federated Asset Allocation Fund to Federated Global Allocation Fund	12/12/2012

<u>/s/John W. McGonigle</u>
John W. McGonigle, Secretary

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
DELETE Federated Intermediate Government Fund, Inc.	6/13/2014

       <u>/s/John W. McGonigle</u>
       John W. McGonigle, Secretary

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>	<u>Effective Date</u>
DELETE Federated Treasury Cash Series II	9/19/2014


_____/s/John W. McGonigle_____
John W. McGonigle, Secretary


Federated Joint Insured's Agreement
Amendment #7
Dated <u>11/3/2014</u>

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>**Entity Name**</u>	<u>**Effective Date**</u>
CHANGE Federated Income Trust to Federated Government Income Trust	11/3/2014


        <u>/s/John W. McGonigle</u>
John W. McGonigle, Secretary


**Federated Joint Insured's Agreement**
Amendment #8
Dated 1/23/2015

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Federated GNMA Trust	1/23/2015

/s/John W. McGonigle
John W. McGonigle, Secretary

Federated Joint Insured's Agreement
Amendment #9

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
DELETE Federated Enhanced Treasury Income Fund	2/24/2016

_____/s/John W. McGonigle_____
John W. McGonigle, Secretary

_____4/27/16_____
Execution Date

Federated Joint Insured's Agreement
Amendment #10

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
ADD Federated Project and Trade Finance Tender Fund	12/9/16

_____/s/John W. McGonigle_____
        John W. McGonigle, Secretary

_____1/15/17_____
          Execution Date

Federated Joint Insured's Agreement
Amendment #11

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
CHANGE Federated MDT Stock Trust to Federated MDT Large Cap Value Fund	1/17/17

       /s/John W. McGonigle
      John W. McGonigle, Secretary

       1/15/17
       Execution Date

Federated Joint Insured's Agreement
Amendment #12

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name   **Effective Date**

DELETE Edward Jones Money Market Fund   1/27/17


_____/s/John W. McGonigle_____
John W. McGonigle, Secretary

_____3/22/17_____
Execution Date


Federated Joint Insured's Agreement
Amendment #13

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
CHANGE Federated Municipal Securities Fund, Inc. to Federated Municipal Bond Fund, Inc.	07/27/17

_____/s/Peter J. Germain_____
Peter J. Germain, Secretary

_____10/22/18_____
Execution Date

Federated Joint Insured's Agreement
Amendment #14

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
ADD Federated MDT Equity Trust	11/17/17

CHANGE Federated MDT Equity Trust to Federated Adviser Series
08/15/18

               /s/Peter J. Germain
Peter J. Germain, Secretary

               10/22/18
Execution Date

Federated Joint Insured's Agreement
Amendment #15

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

<u>Entity Name</u>   **<u>Effective Date</u>**

DELETE Cash Trust Series, Inc.   10/10/18

_____/s/Peter J. Germain_____
                    Peter J. Germain, Secretary

_____10/22/18_____
                    Execution Date

Federated Joint Insured's Agreement
Amendment #16

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	**Effective Date**
DELETE Cash Trust Series II	10/10/18

_____/s/Peter J. Germain_____
Peter J. Germain, Secretary

_____10/22/18_____
Execution Date

The entities designated below require that the Joint Insured's Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name	Effective Date
DELETE Federated Core Trust II, L.P.	10/10/18

/s/Peter J. Germain
Peter J. Germain, Secretary

10/22/18
Execution Date